GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario
M5H 1B6

082-03023

File No. 82-4991

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES APPOINTS LOUIS HOEL TO ITS BOARD OF DIRECTORS

SUPPL

March 5, 2007

Mr. Theodore H. Polisuk, Chairman of the Board of Golden Hope Mines Ltd. is pleased to announce that Mr. Louis Hoël has joined the Board of Directors of Golden Hope Mines Ltd. effective February 15, 2007.

Mr. Hoël has been a consultant to both private and public companies. He has acted as an advisor in raising capital, preparing for Initial Public Offering (IPO's), Reverse Mergers (RTO's), and organizing institutional and retail broker meetings primarily in Ontario, Quebec and in the United States.

His experience in marketing to institutional investors and investment advisors, combined with his management skills, has given him a broad range of expertise in the structuring and positioning of public company's to achieve optimum value to its shareholders.

Mr. Polisuk commented that "Louis will play an important role at this critical juncture in the company's long history. His knowledge of the financial markets as well as his direct contacts through-out the investment community will help the company build maximum shareholder value."

Golden Hope Mines is a junior mining exploration company with gold, silver and base metal properties in Quebec, Canada and in Maine, USA. It is focused on the acquisition, exploration and development of both its properties.

ON BEHALF OF THE BOARD

"Theodore Polisuk"

THEODORE POLISUK, Chairman

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or* Mr. Louis Hoel: (416) 521-6362 *or* visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.